Exhibit II

Nordic Investment Bank

Schedule of External Floating Indebtedness as of December 31, 2022

Currency	Amounts outstanding at December 31, 2022 in currency of borrowing	Amounts outstanding at December 31, 2022 in EUR
EUR	688,943,000.00	688,943,000.00
NOK	1,862,609.58	177,080.06

		689,120,080.06